UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steven Karpel

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1114
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN KARPEL, (305) 913-2432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON BROWN ARGIZ & FARRA LLC
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVE, 18TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAVIRA SECURITIES US LLC, as of MARCH 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

CEO

Title



Notary Public

RUBEN FERNANDEZ
Notary Public - State of Florida
Commission # GG 090433
My Comm. Expires Apr 4, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAVIRA SECURITIES US LLC

Financial Statements and Supplementary Information

March 31, 2017

Table of Contents



MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tavira Securities US, LLC

We have audited the accompanying statement of financial condition of Tavira Securities US, LLC (the "Company") as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company has not generated significant revenues to maintain its operations and thus is dependent upon Tavira US LLC (the "Parent") to make capital contributions from time to time to provide support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

The supplementary information contained on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
May 30, 2017

Tavira Securities US LLC
Statement of Financial Condition
March 31, 2017

ASSETS

Cash	$	22,943
Clearing Broker Deposit		150,000
Receivable from Clearing Broker		36,584
Furniture and Equipment, net		9,525
Prepaid Expenses		6,224
Other Assets		4,785
TOTAL ASSETS	$	**230,061**

LIABILITIES

Accounts Payable and Accrued Expenses	$	32,191
Commissions Payable		18,272
TOTAL LIABILITIES		50,463

COMMITMENTS AND CONTINGENCIES (NOTE 5)

MEMBER'S EQUITY		179,598
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**230,061**

NOTE: The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC
Statement of Operations
For the Year Ended March 31, 2017

REVENUE

Commission Revenue	$	50
Trading Revenue		191,469
TOTAL REVENUE	**$**	**191,519**

EXPENSES

Commissions	$	115,902
Compensation and Benefits		90,000
Clearing and Execution Fees		45,385
Insurance and Regulatory Fees		12,582
Professional Fees		20,433
Office and other expenses		105,682
TOTAL EXPENSES	**$**	**389,984**
NET LOSS	**$**	**(198,465)**

NOTE: The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2017

Balance at the beginning of the year, April 1, 2016	**$**	**124,934**
Capital Contributions		253,129
Net Loss		(198,465)
Balance at the end of the year, March 31, 2017	**$**	**179,598**

NOTE: The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC
Statement of Cash Flows
For the Year Ended March 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(198,465)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations:		
Depreciation		2,260
Changes in Operating Assets and Liabilities		
Increase in Clearing Deposit		(140,000)
Increase in Receivable from Clearing Broker		(36,584)
Increase in Prepaid Expense		(4,599)
Increase in Other Assets		(4,785)
Increase in Accounts Payable and Accrued Expense		23,950
Increase in Commissions Payable		18,272
Total Adjustments to Reconcile Net Loss to Net Cash Used in Operations:	$	**(141,486)**
NET CASH FLOWS FROM OPERATING ACTIVITIES	$	**(339,951)**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Furniture and Equipment		(10,233)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$	**(10,233)**

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contributions		253,129
NET CASH FLOWS FROM FINANCING ACTIVITIES	$	**253,129**
Net Cash Decrease for Period	$	(97,055)
Balance, beginning of the year	$	119,998
Balance, end of the year	$	22,943

NOTE: The accompanying notes are an integral part of these financial statements.

NOTE 1: NATURE OF BUSINESS

Organization

Tavira Securities US LLC (the "Company") was organized in the State of Delaware on May 31, 2007 and registered to conduct business in the State of New York in August 2007 and in the State of Florida in October 2014. The Company uses a fiscal year-end of March 31st. The Company is wholly owned by Tavira US LLC (the "Parent").

Description of Business

The Company, located in Miami, FL, is a broker and dealer in financial securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates under the exemption provisions of Rule 15c3-3(k)(2)(ii), which provides an exemption for the "Special Reserve Bank Account for the Exclusive Benefit of Customers."

To date, the Company has not generated significant revenues to maintain its operations, and thus has been dependent on the Parent to make capital contributions from time-to-time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions for the coming fiscal year. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Basis of Accounting

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles of the United States of America ("US GAAP").

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Trading and commission revenues and related clearing expenses are recorded by the Company on a trade-date basis.

Income Taxes

As a single member limited liability company, the Company is treated as a disregarded entity for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is included in the individual income tax return of its member. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013.

Clearing Agreements

The Company has an agreement with Industrial & Commercial Bank of China Financial Services LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing firm.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customer securities activities are provided to a diverse group of institutional investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Substantially all of the Company's revenues are derived from institutional transaction services on a riskless principal basis.

New Accounting Pronouncements

1)   Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates a company should recognize revenue in an amount that reflects the consideration the company expects to be entitled to in exchange for the goods or services transferred by the company. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

2)   Leases

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. In November 2016, the SEC staff issued a no-action letter that permits, for regulatory net capital purposes, a broker-dealer to add back the value of an operating lease asset to the extent of the associated operating lease liability. If the operating lease liability is greater than the associated operating lease asset, the broker-dealer would deduct for net capital purposes the amount by which the liability exceeds the associated lease asset. This no-action letter is effective for only a broker-dealer that has adopted FASB ASU No. 2016-02, Leases. The Company is currently evaluating the effect the update will have on its financial statements.

Tavira Securities US LLC
Notes to Financial Statements
For the Year Ended March 31, 2017

NOTE 3: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of March 31, 2017, the Company had a net capital of $159,064 which was $59,064 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.3172 to 1 as of March 31, 2017.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company's general legal services were provided by the Parent for approximately $6,000 for the year ended March 31, 2017.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Due to the nature of its business, the Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

The Company leases office space for a one year term. The amount of rent paid for the year ended March 31, 2017 was approximately $47,000 and is included within office and other expenses in the accompanying Statement of Operations.

NOTE 6: RECEIVABLE FROM CLEARING BROKER

Receivables from other broker-dealers includes cash balances held at the clearing firm as well as receivables due from the clearing firm on trades pending settlement. As of March 31, 2017, the amount due from the clearing firm totaled approximately $37,000.

NOTE 7: CLEARING BROKER DEPOSIT

The agreement between the Company and clearing firm require that the Company maintain a collateral deposit of $150,000. The collateral deposit as of March 31, 2017 is $150,000.

NOTE 8: SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 30, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Tavira Securities US LLC

Supplementary Information

Tavira Securities US LLC
Computation of Net Capital Rule Under 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2017

Members' Equity		$	179,598
Non-Allowable Assets			
Furniture and Equipment, net	9,525		
Prepaid Expenses	6,224		
Other Assets	4,785		
Total Non-Allowable Assets		$	20,534
Net Capital		$	159,064
Less: Minimum Net Capital Required of 6 2/3% of Aggregate Indebtedness of $3,364 or $100,000, whichever is greater:		$	100,000
Excess Net Capital		$	59,064

Computation of Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Accounts Payable and Accrued Expenses	$	32,191
Commissions Payable		18,272
Total Aggregate Indebtedness	**$**	**50,463**
Percentage of Aggregate Indebtedness to Net Capital		31.72%

There are no material differences between the Company's computation of net capital presented above and the Company's unaudited Form X-17a-5 Part IIA as of March 31, 2017, as filed.

Tavira Securities US LLC

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

For the Year Ended March 31, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
  of Tavira Securities US, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Tavira Securities US, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k)(2)(ii)) (the "exemption provisions") and (2) Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
May 30, 2017



TAVIRA SECURITIES US LLC

TAVIRA

Tavira Securities US LLC's Exemption Report
Exemption Statement Pursuant to Rule 15c3-3(k)(2)(ii)

Tavira Securities US LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

   17 C.F.R. § 240.15c3-3(k)(2)(ii) provides that a broker or dealer, who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from April 1, 2016 to March 31, 2017 without exception.

Tavira Securities US LLC

I, Steven Karpel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _CEO/CCO_____

Date: _May 30, 2017_____

Tavira Securities US LLC
Statement on Exemption Report from Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended March 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to SEA Rule 15c3-3(k)(2)(ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended March 31, 2017, the Company did not hold customers' funds or securities.